Exhibit 23.1






                        Consent of Independent Auditors




To the Shareholders
Dakota Mining Corporation:


We consent to the use of our report dated February 4, 1997, except as to Note 2, which is as of February 6, 1997, and Note 6(c), which is as of February 28, 1997 relating to the consolidated balance sheets of Dakota Mining Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996 included herein and the reference to our firm under the heading "Experts" in the Joint Proxy Statement / Prospectus.




KPMG
Chartered Accountants

Toronto, Canada
March 17, 1997